UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2007 (January 29, 2007)

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands
(State or Other Jurisdiction of Incorporation
1818 Canggong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

Item 8.01       Other Events

On January 29, 2007, the initial public offering (“IPO”) of 4,500,000 Units (“Units”) of ChinaGrowth South Acquisition Corporation (the “Company”) was consummated. Each Unit consists of one share of Common Stock, $.001 par value per share (“Common Stock”), and one Warrant (“Warrant”), each to purchase one share of Common Stock. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $36,000,000. The Units are traded on the OTC Bulletin Board under the symbol “CGSUF.OB”.

Concurrently with the closing of the IPO, the Company consummated a private placement (the “Private Placement”) of 900,000 warrants (the “Private Placement Warrants”) to its founding officers and directors, generating gross proceeds of $1,080,000. The Private Placement Warrants were sold at $1.20 per warrant and are substantially similar to the Warrants contained in the Units sold in the IPO. The purchasers of the Private Placement Warrants have agreed that the Private Placement Warrants will not be sold or transferred by it until after the Company has completed a business combination.

Upon closing of the IPO and the Private Placement, $34,200,000 (or $7.60 per share), was placed in trust being held through American Stock Transfer & Trust Company. Audited financial statements as of January 30, 2007 reflecting receipt of the proceeds received by the Company in connection with the IPO and the sale of the Private Placement Warrants are included as Exhibit 99.1 to this Current Report on Form 6-K.

Item 9.01	Financial Statements and Exhibits
(a)	Not applicable.
(b)	Not applicable.
(c)	The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit

99.1	Audited Financial Statements

[signature on following page]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINAGROWTH SOUTH ACQUISITION CORPORATION

Date: January 31, 2007	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Executive Officer